UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of February 2025

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

On February 28, 2025, the Board of Directors of Korea Electric Power Corporation (“KEPCO”) resolved to hold the annual ordinary general meeting of shareholders as follows.

1.	Date / Time: March 26, 2025 / 11:00 a.m. (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

  KEPCO Headquarter

3.	Items to be Reported

•	Audit Report

•	Management report on KEPCO’s operation

•	Operation report on internal accounting control system

4.	Agendas for Shareholder Approval:

1)	Approval of financial statements for the fiscal year 2024

2)	Approval of the ceiling amount of remuneration for directors in 2025

Details regarding agendas mentioned above will be provided in future filings on Form 6-K of notice for AGM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-sik
Name: Joo, Hwa-sik
Title: Vice President

Date: February 28, 2025